BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
SASKATCHEWAN FINANCIAL SERVICES COMMISSION 800-1920 Broad Street Regina, Saskatchewan, S4P 3V7	MANITOBA SECURITIES COMMISSION 1130 - 405 Broadway Winnipeg MB R3C 3L6
ONTARIO SECURITIES COMMISSION 20 Queen Street West, Suite 1903 Toronto ON M5H 3S8	AUTHORITE DES MARCHES FINANCIERS Place de la Cité, tour Cominar 2640, boulevard Laurier, bureau 400 Sainte-Foy (Québec) G1V 5C1
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:

BIRCH MOUNTAIN RESOURCES LTD. (the “Company”)

Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the “Company” or “Birch Mountain”).  For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102.  Concurrent with this filing, this letter is being filed with the TSX Venture Exchange.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

Tel:  (403) 262-1838

Fax:  (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on February 6, 2006.

Item 3 - News Release

A News Release was issued on February 6, 2006 via Canada News Wire.

Item 4 - Summary of Material Change

The Company has filed a Project Update - Public Disclosure Document with Alberta Environment confirming the Company’s intent to file an application for an expanded quarry and additional facilities comprising the Hammerstone Project.

Item 5 - Full Description of Material Change

The Company has filed a Project Update – Public Disclosure Document with Alberta Environment confirming for the public and regulatory authorities the Company’s intent to file an application for an expanded quarry and the additional facilities comprising the Hammerstone Project.

The size of the Hammerstone Project described in the Project Update is larger than contemplated in the original public disclosure document release one year ago, primarily because oil sands construction is now proceeding at an accelerated pace. The scope of the project has also increased and includes enlarged lime producing facilities with hydrated lime and milk of lime plants, as well as a cement plant and a facility to receive and regenerate spent lime produced in oil sands water treatment. When approved, the Hammerstone Project will be the successor to the recently opened, aggregate-only Muskeg Valley Quarry (MVQ) that will then be incorporated into the Hammerstone Project.

In response to the evolving market in the Fort McMurray region, a number of new products have been added.  Asphalt rock will be produced for road surfacing. Both lime and reagent grade limestone products will be key enablers for the shift to alternate fuels.  These include bitumen, petroleum coke, asphaltenes and coal, and are seen by the oil sands industry as replacements for natural gas as a source of fuel, power and hydrogen.  Both lime and reagent limestone can be used to scrub sulphur from flue gases produced by direct combustion of alternate fuels, producing byproduct gypsum.  Reagent limestone and alternate fuels can also be combined in a gasifier to produce synthetic fuel gases and hydrogen, while capturing sulphur as byproduct gypsum prior to combustion. Birch Mountain has also incorporated a portland cement plant into the Hammerstone Project.  Cement is expected to continue in high demand for the foreseeable future.

The environmental impact assessment for the Hammerstone Project is in preparation and although some additional analysis will be required to address the new facilities, the Company anticipates that this should not delay filing the application in the spring.  The Company is designing an integrated facility to meet the industry’s need for construction products and reagents, as well as providing full-cycle environmental solutions for spent lime recycling and gypsum disposal.

The entire Project Update – Public Disclosure Document is available on the Company’s website at: www.birchmountain.com.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer

Telephone: (403) 262-1838

Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 7th day of February, 2006.